
November 15, 2010

Brian J. Bronson, CFO
RadiSys Corporation
5445 NE Dawson Creek Drive
Hillsboro, OR 97124

> **Re:** **RadiSys Corporation**
> **Registration Statement on Form S-3**
> **Filed October 26, 2010**
> **File No. 333-170148**

Dear Mr. Bronson:

We have limited our review of your filing to the issue we have addressed in our comment. Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form S-3

Exhibit 5.1

1.   We note the following statement in the penultimate paragraph of the opinion:

> "We understand that prior to offering for sale any Shares you will advise us in writing of the terms of the offering and of such Shares and will give us an opportunity to review the operative documents, including the applicable Prospectus Supplement, pursuant to which the Shares are to be offered, sold, and issued and will file as an exhibit to the Registration Statement any supplement or amendment to this opinion, if any, we reasonably consider necessary or appropriate by reason of the terms of such Shares or any changes in the Company's capital structure or other pertinent circumstances."

> As you know, you must file an unqualified opinion regarding the legality of the securities being offered with every shelf takedown. Refer to Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations. However, the statement in the opinion implies that an updated opinion is only required if considered necessary or appropriate by counsel. Please obtain a revised opinion from counsel that omits this statement or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (214) 978 3099
        Amar Budarapu, Esq.
        Baker & McKenzie LLP